Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD SCHEDULES MASSAWA PROJECT FOR FEASIBILITY FINALISATION

Dakar, Senegal, 28 June 2017 - The feasibility study on Randgold Resources’ Massawa gold project in Senegal is scheduled for completion by the middle of next year, when a final decision on its development will be made, chief executive Mark Bristow said here today.

Speaking at a media briefing to mark the start of the annual three week review of Randgold’s exploration projects in Senegal, Mali, Côte d’Ivoire and the DRC, Bristow said the company’s recent discovery of the nearby Sofia deposit, which has been incorporated in the project, had significantly increased Massawa’s viability, as its low-cost, high-recovery ore would enhance the overall economics.

“As things stand today, Massawa has a mineable reserve of 2.6 million ounces and the project has an internal rate of return of 18% at a gold price of $1 000 per ounce, which is a little short of our investment criteria of a 3 million ounce reserve and a 20% IRR (internal rate of return). The detailed drilling required for the feasibility study as well as our continuing exploration of extensions to and satellites around the known orebodies should get the project across the line,” he said.

“In that case, Massawa will become the sixth mine Randgold has developed and our first in Senegal. It will also be the first of the three new projects we plan to deliver over the next five years.”

Bristow pointed to Massawa as a further example of Randgold’s long-term planning and perseverance. The company started exploring in Senegal in 1995, the year Randgold was established, discovered Massawa in 2004 and then spent a long time getting to grips with the geological and metallurgical complexities of the orebody and has spent $85 million to date evaluating and advancing its Senegal portfolio. While developing Loulo, Tongon, Gounkoto and Kibali, Randgold kept the work on Massawa going as well, and the project finally moved to centre stage with the discovery of Sofia in 2016.

“We are also looking beyond Massawa with our sights set on expanding our exploration portfolio and continuing our search for additional discoveries and development opportunities in Senegal.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Exploration Manager Joel Holliday +44 778 619 1523	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.